Exhibit 99.1

Cresco Labs Announces Third Quarter 2021 Financial Results

Company reports $6 million sequential top line growth with $11 million boost to bottom line for record Adjusted EBITDA margin

CHICAGO—(BUSINESS WIRE)—Cresco Labs Inc. (CSE: CL) (OTCQX: CRLBF) (FSE: 6CQ) (“Cresco Labs” or the “Company”), a vertically integrated, multi-state operator and the number one U.S. wholesaler of branded cannabis products, today announced its financial results for the third quarter ended September 30, 2021. All financial information presented in this release is reported in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) and U.S. dollars, unless otherwise noted, and all comparisons to prior quarter and prior year are made on an as-converted basis under U.S. GAAP.

Third Quarter 2021 Financial Highlights1

•	Revenue of $215.5 million, an increase of 2.6% quarter-over-quarter and 40.6% year-over-year

•	Gross profit excluding fair value mark-up for acquired inventory of $116.7 million, or 54.2% of revenue, an increase of 9.0% quarter-over-quarter and 48.3% year-over-year

•	Adjusted EBITDA[2] of $56.4 million, or 26.2% of revenue, an increase of 24.0% quarter-over-quarter

•	Record net wholesale revenue of $109.3 million

•	Record retail revenue of $106.2 million from 37 stores

Financial Outlook

The Company reaffirms the previously provided guidance of:

•	Gross profit margins in excess of 50.0% in the remainder of 2021

•	Adjusted EBITDA[2] margin of at least 30.0% by the end of 2021

•	Revenue in the fourth quarter between $235 million and $245 million

Management Commentary

“Q3 was another outstanding quarter at Cresco Labs and a very strong start to the second half of the year. During the quarter, we replenished our balance sheet with non-dilutive capital, we closed a transformative acquisition in Massachusetts creating our third top three market share in a billion-dollar market, we announced several new deals to drive market depth, and we made massive improvements in bottom-line profitability as infrastructure investments began to bear fruit,” said Charles Bachtell, Co-Founder and CEO of Cresco Labs. “We are very proud of the record performance during a challenging quarter and continue to find that our differentiated strategy, localized for each individual state market, positions us to out-compete in both the current environment and long term. With many more growth initiatives up ahead, 2022 is set to be another record year, and we couldn’t be more excited for what’s to come as we continue driving strategic breadth, depth and execution.”

Capital Markets and M&A Activity

•

On August 13, 2021, the Company closed an agreement with lenders to upsize its senior secured term loan, increasing the principal amount by $200 million, and reducing the interest rate to 9.5% per annum, with a maturity date of August 12, 2026.

•

On August 17, 2021, the Company executed a definitive agreement to acquire 100% of the outstanding equity interests in Blair Wellness, LLC (“Blair Wellness”), a Baltimore, Maryland medical cannabis dispensary.

•

On September 3, 2021, the Company closed the previously announced acquisition of Cultivate Licensing LLC and BL Real Estate LLC (collectively, “Cultivate”), a vertically integrated Massachusetts operator.

•

On September 23, 2021, the Company executed a definitive agreement to acquire 100% of the outstanding equity interests in Bay, LLC d/b/a Cure Pennsylvania (“Cure Penn”), a Pennsylvania retail operator.

•

Subsequent to the quarter, on October 14, 2021, the Company executed a definitive agreement to acquire 100% of the outstanding equity interests in Laurel Harvest Labs, LLC (“Laurel Harvest”), a Pennsylvania Clinical Registrant and vertically integrated operator.

SEED – Social Equity and Education Development Program

•

The Company reported that its “Summer of Social Justice” initiative raised over $250,000 and supported the expungement process for over 1,000 people with cannabis related criminal records. Please click here for additional details.

Balance Sheet, Liquidity, and Other Financial Information1

•

As of September 30, 2021, current assets were $449.0 million, including cash and cash equivalents of $252.8 million. The Company had working capital of $239.8 million and Senior Loan debt, net of discount and issuance costs, of $376.6 million.

•	Total shares outstanding on a fully converted basis were 421 million as of September 30, 2021.

•

Q3 results include a non-cash impairment charge of $291 million related to changes in intangible assets originally ascribed to the third-party distribution business, customers, and brands, as a result of the strategic shift in California operations.

[1]

Note that the quarterly review process is still underway until financial results have been filed on SEDAR and EDGAR, and accordingly final results could change. Please see “Consolidated Financial Statements” section below for more information.

[2]	See “Non-GAAP Financial Measures” at the end of this press release for more information regarding the Company’s use of non-GAAP financial measures.

Conference Call and Webcast

The Company will host a conference call and webcast to discuss its financial results and provide investors with key business highlights on Thursday, November 11, 2021, at 8:30am Eastern Time (7:30am Central Time). The conference call may be accessed via webcast or by dialing 1-844-200-6205 (US Toll Free), 1-646-904-5544 (US Local), +1 929-526-1599 (Other) and providing access code 886856. Archived access to the webcast will be available for one year on the Cresco Labs’ investor relations website.

Consolidated Financial Statements

The financial information reported in this press release is based on unaudited management prepared financial statements for the three and nine months ended September 30, 2021. These financial statements have been prepared in accordance with U.S. GAAP. This release contains certain preliminary financial results for third quarter of 2021, including Cost of goods sold; Gross profit; Depreciation and amortization; Impairment loss; Interest expense, net; Other income (expense), net; Income tax recovery (expense); Net loss; Inventory, net; Property and equipment, net; Intangibles, net; Goodwill; and Deferred, contingent consideration and other payables, short-term. These preliminary results for the three months ended September 30, 2021 are provided prior to completion of all internal and external reviews and therefore are subject to adjustment until the filing of the Company’s quarterly financial statements, which the Company expects to file on SEDAR during the week of November 15, 2021. The review of the unaudited consolidated financial statements for the three and nine month periods ended September 30, 2021 by the Company’s auditors is currently in process. All financial information contained in this press release is qualified in its entirety with reference to such financial statements. While the Company does not expect there to be any material changes between the information contained in this press release and the consolidated financial statements it files on SEDAR, to the extent that the financial information contained in this press release is inconsistent with the information contained in the Company’s financial statements, the financial information contained in this press release shall be deemed to be modified or superseded by the Company’s filed financial statements. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation for purposes of applicable securities laws. Further, the reader should refer to the additional disclosures in the Company’s audited financial statements for the year ended December 31, 2020, prepared under International Financial Reporting Standards (“IFRS”) and previously filed on SEDAR.

Cresco Labs references certain non-GAAP financial measures throughout this press release, which may not be comparable to similar measures presented by other issuers. Please see the “Non-GAAP Financial Measures” section of this press release for more detailed information.

U.S. GAAP Financial Reporting

Beginning with the quarter ended March 31, 2021, the Company has prepared its financial statements, including all comparative figures, in compliance with U.S. GAAP instead of IFRS. Changes to comparative figures for prior periods reflect their presentation in accordance with U.S. GAAP and is not a change in the Company’s underlying performance as previously reported under IFRS.

Non-GAAP Financial Measures

EBITDA, Adjusted EBITDA, and Adjusted gross profit are non-GAAP measures and do not have standardized definitions under U.S. GAAP. The Company has provided these non-GAAP financial measures, which are not calculated or presented in accordance with U.S. GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with U.S. GAAP and may not be comparable to similar measures presented by other issuers. These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believes that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the U.S. GAAP financial measures presented herein. Accordingly, the Company has included below reconciliations of the supplemental non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP. The Company has not quantitatively reconciled its guidance for forward-looking non-GAAP metrics to their most comparable U.S. GAAP measures because the Company does not provide specific guidance for the various reconciling items as certain items that impact these measures have not occurred, are out of the Company’s control, or cannot be reasonably predicted. Accordingly, a reconciliation to the most comparable U.S. GAAP financial metric is not available without unreasonable effort. Please note that the unavailable reconciling items could significantly impact the Company’s results.

About Cresco Labs Inc.

Cresco Labs is one of the largest vertically integrated, multistate cannabis operators in the United States, with a mission to normalize and professionalize the cannabis industry. Employing a consumer-packaged goods (“CPG”) approach, Cresco Labs is the largest wholesaler of branded cannabis products in the U.S. Its brands are designed to meet the needs of all consumer segments and comprised of some of the most recognized and trusted national brands including Cresco®, Cresco Reserve®, High Supply®, Mindy’s Edibles™, Good News®, Remedi™, Wonder Wellness Co.® and FloraCal Farms®. Sunnyside*®, Cresco Labs’ national dispensary brand, is a wellness-focused retailer created to build trust, education and convenience for both existing and new cannabis consumers. Recognizing that the cannabis industry is poised to become one of the leading job creators in the country, Cresco Labs operates the industry’s largest Social Equity and Educational Development initiative, SEED, which was established to ensure that all members of society have the skills, knowledge and opportunity to work and own businesses in the cannabis industry. Learn more about Cresco Labs at www.crescolabs.com.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2020 filed on March 26, 2021, and other documents filed by the Company with Canadian securities regulatory authorities; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco Labs’ shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

Cresco Labs Inc.

Financial Information and Non-GAAP Reconciliations

(All amounts expressed in thousands of U.S. Dollars)

Unaudited Consolidated Statements of Operations

For the Three Months Ended September 30, 2021, June 30, 2021, and September 30, 2020

	For the Three Months Ended
	September 30,	June 30,	September 30,
($ in thousands)	2021[2]	2021	2020
Revenue	$215,483	$209,975	$153,298
Cost of goods sold	107,162	108,994	76,454

Gross profit	108,321	100,981	76,844
Gross profit %	50.3%	48.1%	50.1%
Operating expenses:
Selling, general and administrative	69,520	71,605	44,830
Share-based compensation	6,083	8,814	2,764
Depreciation and amortization	5,787	5,690	4,315
Impairment loss	290,949	—	—

Total operating expenses	372,339	86,109	51,909

(Loss) income from operations	$(264,018)	$14,872	$24,935

Other (expense) income:
Interest expense, net	(13,577)	(11,481)	(8,762)
Other income (expense), net	1,735	12,725	(354)
Loss from equity method investments	—	—	(134)

Total other (expense) income, net	(11,842)	1,244	(9,250)

(Loss) income before income taxes	(275,860)	16,116	15,685
Income tax recovery (expense)	12,408	(13,463)	9,891

Net (loss) income [1]	$(263,452)	$2,653	$25,576

[1]	Net (loss) income includes amounts attributable to non-controlling interests.
[2]

Note that the quarterly review process for the three months ended September 30, 2021 has not been finalized, and accordingly final results could change. Please see “Consolidated Financial Statements” section above for more information.

Unaudited Reconciliation of Gross Profit to Adjusted Gross Profit (Non-GAAP)

For the Three Months Ended September 30, 2021, June 30, 2021, and September 30, 2020

	For the Three Months Ended
($ in thousands)	September 30, 2021[2]	June 30, 2021	September 30, 2020
Revenue	$215,483	$209,975	$153,298
Cost of goods sold[1]	107,162	108,994	76,454

Gross profit	108,321	100,981	76,844
Fair value markup for acquired inventory	8,396	6,053	1,843

Adjusted gross profit (Non-GAAP)	$116,717	$107,034	$78,687

Adjusted gross profit %	54.2%	51.0%	51.3%

[1]	Cultivation, manufacturing, and processing costs related to products sold during the period.
[2]

Note that the quarterly review process for the three months ended September 30, 2021 has not been finalized, and accordingly final results could change. Please see “Consolidated Financial Statements” section above for more information.

Cresco Labs Inc.

Summarized Unaudited Consolidated Statements of Financial Position

As of September 30, 2021 and December 31, 2020

($ in thousands)	September 30, 2021[1]	December 31, 2020
Cash and cash equivalents	$252,838	$136,339
Other current assets	196,210	113,128
Property and equipment, net	344,407	228,804
Intangible assets, net	269,451	195,541
Goodwill	395,878	450,569
Other non-current assets	111,154	108,215

Total assets	$1,569,938	$1,232,596

Total current liabilities	209,235	252,846
Total long-term liabilities	648,420	404,418
Total shareholders’ equity	712,283	575,332

Total liabilities and shareholders’ equity	$1,569,938	$1,232,596

[1]

Note that the quarterly review process for the three months ended September 30, 2021 has not been finalized, and accordingly final results could change. Please see “Consolidated Financial Statements” section above for more information.

Cresco Labs Inc.

Unaudited Reconciliation of Net Income to Adjusted EBITDA (Non-GAAP)

For the Three Months Ended September 30, 2021, June 30, 2021, and September 30, 2020

	For the Three Months Ended
($ in thousands)	September 30, 2021[2]	June 30, 2021	September 30, 2020
Net (loss) income[1]	$(263,452)	$2,653	$25,576
Depreciation and amortization	10,486	9,806	8,641
Interest expense, net	13,577	11,481	8,762
Income tax (recovery) expense	(12,408)	13,463	(9,891)

Earnings before interest, taxes, depreciation and amortization (EBITDA) (Non-GAAP)	(251,797)	37,403	33,088

Other (income) expense, net	(1,735)	(12,725)	354
Loss from equity method investments	—	—	134
Fair value markup for acquired inventory	8,396	6,053	1,843
Adjustments for acquisition and other non-core costs	3,829	5,280	1,413
Impairment loss	290,949	—	—
Management incentive compensation (share-based)	6,806	9,518	3,334

Adjusted EBITDA (Non-GAAP)	$56,448	$45,529	$40,166

[1]	Net income (loss) includes amounts attributable to non-controlling interests.
[2]

Note that the quarterly review process for the three months ended September 30, 2021 has not been finalized, and accordingly final results could change. Please see “Consolidated Financial Statements” section above for more information.

Cresco Labs Inc.

Unaudited Summarized Consolidated Statements of Cash Flows

For the Three Months Ended September 30, 2021, June 30, 2021 and September 30, 2020

	For the Three Months Ended
	September 30,	June 30,	September 30,
($ in thousands)	2021	2021	2020

Net cash provided by (used in) operating activities	$7,075	$(43,191)	$30,164
Net cash (used in) investing activities	(43,449)	(29,587)	(25,351)
Net cash provided by (used in) financing activities	155,864	(50,690)	(16,275)
Effect of foreign currency exchange rate changes on cash	74	(270)	(1,591)

Net increase (decrease) in cash and cash equivalents	119,564	(123,738)	(13,053)

Cash and cash equivalents and restricted cash, beginning of period	135,233	258,971	72,670

Cash and cash equivalents and restricted cash, end of period	$254,797	$135,233	$59,617

Contacts

Media

Jason Erkes, Cresco Labs

Chief Communications Officer

press@crescolabs.com

312-953-2767

Investors

Jake Graves, Cresco Labs

Investor Relations

investors@crescolabs.com

For general Cresco Labs inquiries:

312-929-0993

info@crescolabs.com

Source: Cresco Labs Inc.